# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: U S PHYSICAL THERAPY INC /NV, CIK 0000885978
CUSIP: 90337L108
Title of class of securities: Class A common Stock
Address of issuer's principal executive offices: 1300 WEST SAM HOUSTON PARKWAY SOUTH, SUITE 300, HOUSTON, Texas (TX), 77043
Date of event which requires filing of this statement: 01/15/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000872259

## Reporting persons
- BAHL & GAYNOR INC: type of reporting person: investment adviser (IA); citizenship or place of organization: Ohio (OH); sole voting power 653,986; shared voting power 0; sole dispositive power 653,986; shared dispositive power 0; aggregate amount beneficially owned 653,986 (5.1% of the class)

## Item 1. Issuer
Name of issuer: U S PHYSICAL THERAPY INC /NV
Address of issuer's principal executive offices: 1300 WEST SAM HOUSTON PARKWAY SOUTH, SUITE 300, HOUSTON, TEXAS, 77043

## Item 2. Person Filing
Name of person filing: Bahl & Gaynor, Inc.
Address of principal business office or, if none, residence:
255 East Fifth Street
Suite 2700
Cincinnati, OH 45202
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 653,986
Percent of class: 5.1%
Sole power to vote or to direct the vote: 653,986
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 653,986
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Clients of the reporting person have the right to receive dividends from, and the proceeds from the sale of, the securities reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- BAHL & GAYNOR INC: Tita Ann Rogers, Chief Compliance Officer (05/08/2026)